Carter Ledyard & Milburn llp
Counselors at Law

Steven J. Glusband Partner • Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

August 16, 2010

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:	RADVISION Ltd.
Schedule TO-I filed on July 27, 2010
Schedule TO-1/A filed August 2, 2010
SEC File No. 5-58761

Dear Ms. Chalk:

Set forth below are the responses of RADVISION Ltd. to your comments regarding the above-referenced Schedule TO-I (the “Schedule TO”).  We are filing herewith Amendment No. 2 to the Schedule TO.

The paragraphs below are numbered to correspond to the comments in your letter dated August 10, 2010.  In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

All capitalized terms used but not defined herein have the same meanings as in the Offer to Purchase.

Schedule TO -Item 10. Financial Statements

1.                     You state that financial information for the bidder is not material under the facts of this offer. Since this is an issuer tender offer, please explain supplementally why pro forma financial information reflecting the effect of the offer on Radvision is not material in the context of this partial offer. See Item 1010(b) of Regulation M-A.

RADVISION is relying on the non-exclusive safe harbor of Instruction 2 to Item 10, which provides that financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.

The offer complies with the requirements of the non-exclusive safe harbor of Instruction 2 to Item 10 since:

(i)	The offer is solely for cash;

(ii)
As indicated on page 37 of the Offer to Purchase, the offer is not conditioned on the availability of financing.  RADVISION estimates that the total amount of funds that will be required to consummate the offer, including fees and expenses, is approximately $7.4 million (assuming it purchases 976,212 RADVISION shares, the number of RADVISION shares sought to be purchased in the offer).  RADVISION possess all necessary funds to consummate the offer from cash on hand.  Furthermore, to secure the payment for the RADVISION shares tendered in the offer, the Israeli Depositary, who is a member of the TASE, has agreed to guarantee RADVISION’s obligation to pay for the RADVISION shares.  In addition, to secure this guarantee, RADVISION has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the number of RADVISION shares that it is offering to purchase in the offer; and

(iii)	RADVISION is a pubic reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

It appears that in at least one offer for shares in which the facts were the same as the current offer (offer for shares of Scitex Corporation Ltd. for which a Schedule TO-I was filed on May 14, 2004, SEC File No. 005-49809), pro forma financial information was not provided or required.

In addition, as indicated above, the aggregate consideration to be paid by RADVISION for the RADVISION shares if the offer is consummated is estimated to be approximately $7.4 million, which is less than 6.1% of RADVISION’s cash, cash equivalents and marketable securities as of June 30, 2010.  Therefore, RADVISION believes that pro forma information disclosing the effect of the transaction would not be material in light of the limited impact of the transaction on its balance sheet and the reduction in the number of RADVISION shares outstanding as a result of the offer.

Offer to Purchase - Summary Term Sheet

Are there any conflicts of interest in the offer? Page v

2.
Expand your disclosure to explain in greater detail the effect on unaffiliated shareholders of the fact that, if this offer is successful, Mr. Zisapel will be permitted to accumulate additional shares in Radvision without the need to conduct a special tender offer such as this one. For example, if all other unaffiliated shareholders will no longer have the opportunity to participate in his purchases of shares because he can enter into privately-negotiated transactions, please spell this out, along with any other potential effects with respect to corporate governance or change in control related matters.

We have revised the Offer to Purchase in response to your comment on page v (under “Summary Term Sheet - Are there any conflicts of interest in the offer?”), page 4 (under “Background to The Offer - Background - Background”), page 9 (under “Background to The Offer - Plans for RADVISION after the Offer; Certain Effects of the Offer”) and page 10 (under “Background to The Offer - Interests of Persons in the Offer“).

Withdrawal Rights, page 24

3.
Rule 13e-4(f)(2)(ii) provides that withdrawal rights must be provided in an issuer tender offer if tendered shares have not yet been accepted for payment after the fortieth day from commencement of the offer. The sixty-day period you reference here applies to third-party tender offers. Please revise.

We have revised the Offer to Purchase in response to your comment, to state on page iv (under “Summary Term Sheet - When can I withdraw the RADVISION shares I tendered in the offer?”) and page 24 (under “The Tender Offer -Withdrawal Rights”) that tendered RADVISION shares may be withdrawn at any time after 40 business days from the date of the commencement of the offer if RADVISION has not yet accepted the RADVISION shares for payment.

4.
See our last comment above. Clarify in your revised disclosure that Radvision has sought and obtained relief from this Rule provision to terminate withdrawal rights during the Additional Offering Period, to the extent they would otherwise apply due to the length of the offer period.

We have revised the Offer to Purchase in response to your comment, by inserting the following statement on page v (under “Summary Term Sheet - When can I withdraw the RADVISION shares I tendered in the offer?”) and page 24 (under “The Tender Offer -Withdrawal Rights”):  “However, we have been granted exemptive relief by the SEC to provide the Additional Offer Period without withdrawal rights, to the extent such rights would otherwise apply.”  A similar statement appears in the “Introduction” on page 1 of the original Offer to Purchase.

*     *     *     *     *     *

We are furnishing herewith a statement from RADVISION Ltd. in the form you requested.

We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8605) or my partner Andris Vizbaras (tel. 212-238-8605).

Sincerely, Steven J. Glusband

SJG:sr
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